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           ALLMERICA FINANCIAL CORPORATION ANNOUNCES COMPLETION OF
                      ACQUISITION OF CITIZENS CORPORATION


     WORCESTER, Massachusetts, December 14, 1998 -- Allmerica Financial Corporation (NYSE: AFC) today announced that it has acquired all shares of common stock of Citizens Corporation not purchased pursuant to its tender offer, through the merger of its wholly owned subsidiary, Citizens Acquisition Corp., with and into Citizens Corporation at a price of $33.25 per share. The merger became effective as of December 14, 1998. As a result of the merger, Citizens Corporation is now a wholly owned subsidiary of Allmerica.

     Pursuant to the terms of the merger, each issued and outstanding Citizens Corporation share held by shareholders of record immediately prior to the effective time of the merger (other than shares held by Allmerica affiliates) has been converted in the merger into the right to receive $33.25 in cash. Shares held in Citizens Corporation's treasury and shares held by Allmerica affiliates have been canceled and cease to exist as a result of the merger. Holders of Citizens Corporation shares who did not tender all their shares pursuant to the offer will receive information from Citizens Corporation setting forth the procedures to be followed in order to either receive the merger consideration of $33.25 per share or exercise appraisal rights.

     Allmerica Financial Corporation is the holding company for a diversified group of insurance and financial services companies, including Citizens, and is based in Worcester, Mass.